150 Allen Road, Suite 201 Basking Ridge, New Jersey 07920

June 19, 2018

Via EDGAR

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Electrocore, LLC Registration Statement on Form S-1 File No. 333-225084	Acceleration Request Requested Date: June 21, 2018 Requested Time: 4:00 PM Eastern Time

Dear Ms. Ravitz:

Electrocore, LLC (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with Ira L. Kotel of Dentons US LLP, counsel to the Company, at (212) 398-5787.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Sincerely,

ELECTROCORE, LLC

By:	/s/ Glenn S. Vraniak
Name: Glenn S. Vraniak
Title: Chief Financial Officer

cc:	Francis R. Amato, Electrocore, LLC
Joseph P. Errico, Electrocore, LLC

John L. Cleary, II, Esq., Dentons US LLP

Peter N. Handrinos, Esq., Latham & Watkins LLP
Nathan Ajiashvili, Esq., Latham & Watkins LLP

Brian Cascio, U.S. Securities and Exchange Commission
Tim Buchmiller, U.S. Securities and Exchange Commission
Geoff Kruczek, U.S. Securities and Exchange Commission
Kristin Lochhead, U.S. Securities and Exchange Commission